Exhibit 99.1

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	Notes	2022	2021	2022	2021

		(in thousands, except per share data)
		£	£	£	£
Research and development expenses		(7,386)	(8,971)	(23,238)	(26,200)
Administrative expenses		(1,715)	(2,277)	(5,756)	(6,456)
Net foreign exchange gains		2,912	1,274	7,120	488

Operating loss		(6,189)	(9,974)	(21,874)	(32,168)
Finance income		216	22	380	81

Loss before tax		(5,973)	(9,952)	(21,494)	(32,087)
Income tax credit	3	1,445	1,911	4,672	5,198

Loss for the period		(4,528)	(8,041)	(16,822)	(26,889)

Basic and diluted loss per share	4	(0.09)	(0.15)	(0.32)	(0.52)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2022	2021	2022	2021

	(in thousands)
	£	£	£	£
Loss for the period	(4,528)	(8,041)	(16,822)	(26,889)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	52	10	108	6

Other comprehensive income for the period	52	10	108	6

Total comprehensive loss for the period	(4,476)	(8,031)	(16,714)	(26,883)

Attributable to:
Equity holders of the Company	(4,476)	(8,031)	(16,714)	(26,883)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT

		September 30, 2022	December 31, 2021

		(in thousands)
	Notes	£	£
Assets
Non-current assets
Intangible assets	5	2,512	2,410
Property, plant and equipment		969	851
Deferred tax asset	3	95	60
Other non-current assets	6	2,655	2,540

		6,231	5,861

Current assets
Prepayments, accrued income and other receivables		7,052	4,161
Current income tax receivable	3	4,622	7,188
Cash and cash equivalents	7	50,752	60,264

		62,426	71,613

Total assets		68,657	77,474

Equity and liabilities
Capital and reserves
Share capital and share premium	9	143,138	143,137
Other reserves		75,068	72,137
Accumulated deficit		(165,513)	(149,726)

Total equity attributable to equity holders of the Company		52,693	65,548

Non-current liabilities
Provisions		46	46
Lease liabilities		459	164

		505	210

Current liabilities
Trade payables		5,614	1,829
Payroll taxes and social security		166	170
Accrued expenditure		9,456	9,510
Lease liabilities		223	207

		15,459	11,716
Total liabilities		15,964	11,926

Total equity and liabilities		68,657	77,474

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the Nine Months Ended September 30,
	Share capital	Share premium	Own share reserve	Share option reserve	Foreign currency translation reserve	Capital reserve	Accumulated deficit	Total equity attributable to equity holders
	(in thousands)
	£	£	£	£	£	£	£	£
Balance at January 1, 2021	2,047	140,890	(339)	24,782	(22)	42,466	(110,594)	99,230
Loss for the period	—	—	—	—	—	—	(26,889)	(26,889)
Other comprehensive income for the period	—	—	—	—	6	—	—	6

Total comprehensive loss for the period	—	—	—	—	6	—	(26,889)	(26,883)
Share-based payments	—	—	—	4,919	—	—	—	4,919
Exercise of share options	40	159	—	(1,221)	—	—	1,203	181
Lapse of share options	—	—	—	(196)	—	—	196	—

Balance at September 30, 2021	2,087	141,049	(339)	28,284	(16)	42,466	(136,084)	77,447

Balance at January 1, 2022	2,087	141,050	(339)	30,027	(17)	42,466	(149,726)	65,548
Loss for the period	—	—	—	—	—	—	(16,822)	(16,822)
Other comprehensive income for the period	—	—	—	—	108	—	—	108

Total comprehensive loss for the period	—	—	—	—	108	—	(16,822)	(16,714)
Share-based payments	—	—	—	3,900	—	—	—	3,900
Exercise of share options	1	—	—	(362)	—	—	320	(41)
Lapse of share options	—	—	—	(715)	—	—	715	—

Balance at September 30, 2022	2,088	141,050	(339)	32,850	91	42,466	(165,513)	52,693

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended September 30,
	2022	2021

	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(16,822)	(26,889)
Adjustments for:
Income tax credit	(4,672)	(5,198)
Amortization, depreciation and loss on disposal	676	673
Finance income	(380)	(81)
Interest expense on lease liabilities	11	15
Share-based payments	3,900	4,919
Net foreign exchange gains	(7,233)	(533)

	(24,520)	(27,094)

Movements in working capital:
Increase in prepayments, accrued income and other receivables	(2,758)	(497)
Increase in trade payables	3,785	1,634
(Decrease) increase in payroll taxes, social security and accrued expenditure	(101)	2,333

Movements in working capital	926	3,470

Cash used in operations	(23,594)	(23,624)

Net income tax received	7,220	9,888

Net cash used in operating activities	(16,374)	(13,736)

Cash flows from investing activities
Interest received	368	79
Payments for property, plant and equipment	(12)	(43)
Payments for intangible assets	(396)	(537)
Payments for other non-current assets	—	(2,597)

Net cash used in investing activities	(40)	(3,098)

Cash flows from financing activities
Payments for lease liabilities	(189)	(222)
Proceeds from issue of share capital	1	198

Net cash used in financing activities	(188)	(24)

Net decrease in cash and cash equivalents	(16,602)	(16,858)
Cash and cash equivalents at beginning of period	60,264	87,356

Effect of exchange rate changes on cash and cash equivalents	7,090	529

Cash and cash equivalents at end of period	50,752	71,027

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General information

NuCana plc (“NuCana” or the “Company”) is a clinical-stage biopharmaceutical company developing a portfolio of new medicines to treat patients with cancer. NuCana is harnessing the power of phosphoramidate chemistry to generate new medicines called ProTides. These compounds have the potential to improve cancer treatment by enhancing the efficacy and safety of several current standards of care.

The Company has ordinary shares in the form of American Depositary Shares (“ADSs”) registered with the US Securities and Exchange Commission (the “SEC”) and has been listed on The Nasdaq Global Select Market (“Nasdaq”) since October 2, 2017. The Company is incorporated in England and Wales and domiciled in the United Kingdom. The Company’s registered office is located at 77/78 Cannon Street, London EC4N 6AF, United Kingdom and its principal place of business is located at 3 Lochside Way, Edinburgh, EH12 9DT, United Kingdom.

The Company has three wholly owned subsidiaries, NuCana, Inc., NuCana Limited and NuCana BioMed Trustee Company Limited (together referred to as the “Group”).

The financial information presented in these unaudited condensed consolidated financial statements does not constitute the Group’s statutory accounts within the meaning of section 434 of the U.K. Companies Act 2006.

The Group’s statutory accounts for the year ended December 31, 2021 have been reported on by the Company’s auditor and delivered to the Registrar of Companies. The report of the auditor was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

2. Significant accounting policies

Basis of preparation

The unaudited condensed consolidated financial statements (the “financial statements”) for the three months and nine months ended September 30, 2022 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). The significant accounting policies and methods of computation applied in the preparation of the financial statements are consistent with those applied in the Company’s annual financial statements for the year ended December 31, 2021. No new standards, amendments or interpretations have had an impact on the financial statements for the three months and nine months ended September 30, 2022. The financial statements comprise the financial statements of the Group at September 30, 2022. The financial statements are presented in pounds sterling, which is also the Company’s functional currency. All values are rounded to the nearest thousand, except where otherwise indicated.

The financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2021.

In the opinion of management, these unaudited condensed consolidated financial statements include all normal recurring adjustments necessary for a fair statement of the results of operations, financial position and cash flows. The results of operations for the three months and nine months ended September 30, 2022 are not necessarily indicative of the results that can be expected for the Company’s fiscal year ending December 31, 2022.

Going concern

In common with many companies in the biopharmaceutical sector, the Company incurs significant expenditure in its early years as it researches and develops its potential products for market.

The Company’s board of directors, having reviewed the operating budgets and development plans for the 15 month period to December 31, 2023, considers that the Company has adequate resources to continue in operation for the foreseeable future. The board of directors is therefore satisfied that it is appropriate to adopt the going concern basis of accounting in preparing the financial statements. The Company believes that its cash and cash equivalents of £50.8 million at September 30, 2022 will be sufficient to fund its current operating plan for at least the next 12 months.

As the Company continues to incur losses, the transition to profitability is dependent upon the successful development, approval and commercialization of its product candidates and achieving a level of revenues adequate to support its cost structure. The Company may never achieve profitability, and unless and until it does, it will continue to need to raise additional capital. There can be no assurances, however, that additional funding will be available on acceptable terms.

COVID-19

The Company continues to evaluate and assess the impact of COVID-19 on its operations and believes if there is a resurgence in COVID-19 that this would potentially cause some delays to the timing and progress of its clinical trials.

COVID-19 has had no impact on the judgements and estimates used in the preparation of these financial statements.

Judgements and estimates

The accounting estimates and judgements made by management in applying the Group’s accounting policies that have the most significant effect on the amounts included within these financial statements were the same as those that applied to the annual financial statements for the year ended December 31, 2021.

3. Income tax

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2022	2021	2022	2021

	(in thousands)
	£	£	£	£
Current tax:
In respect of current period U.K.	1,404	1,845	4,619	5,139
In respect of current period U.S.	—	—	(1)	—
In respect of prior period U.K.	35	70	35	70

	1,439	1,915	4,653	5,209
Deferred tax:
In respect of current period U.S.	6	(4)	19	(11)
In respect of prior period U.S.	—	—	—	—

Income tax credit	1,445	1,911	4,672	5,198

The income tax credit primarily represents the U.K. research and development tax credit. In the United Kingdom, the Company is able to surrender some of its trading losses for a cash rebate of up to 33.35% of expenditure related to eligible research and development projects.

	September 30, 2022	December 31, 2021

	(in thousands)
	£	£
Current income tax receivable
U.K. tax	4,619	7,185
U.S. tax	3	3

	4,622	7,188

Deferred tax asset
U.S. deferred tax asset	95	60

4. Basic and diluted loss per share

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2022	2021	2022	2021

	(in thousands, except per share data)
	£	£	£	£
Loss for the period	(4,528)	(8,041)	(16,822)	(26,889)

Basic and diluted weighted average number of shares	52,196	52,165	52,192	51,994

Basic and diluted loss per share	(0.09)	(0.15)	(0.32)	(0.52)

Basic loss per share is calculated by dividing the loss for the period attributable to the equity holders of the Company by the weighted average number of shares outstanding during the period.

The potential shares issued through equity settled transactions were considered to be anti-dilutive as they would have decreased the loss per share and were therefore excluded from the calculation of diluted loss per share.

5. Intangible assets

Intangible assets includes patents with a carrying value of £2.5 million as of September 30, 2022 (as of December 31, 2021: £2.3 million).

During the nine months ended September 30, 2022, the Company acquired intangible assets with a cost of £0.4 million in relation to patents.

6. Other non-current assets

	September 30, 2022	December 31, 2021

	(in thousands)
	£	£
Other non-current assets	2,655	2,540

During 2021, the Company provided a security of €3.0 million by depositing funds with the German Regional Court of Dusseldorf (“RC Dusseldorf”) to cover the legal costs of Gilead Sciences Ireland UC and Gilead Sciences GmbH in the event that the Company is unsuccessful in the final outcome of the patent infringement litigation in Germany.

The extent to which the sum deposited will be reimbursed to the Company is dependent on a range of potential outcomes with respect to the patent infringement litigation in Germany, and the timing of those outcomes, which is currently indeterminable.

7. Cash and cash equivalents

	September 30, 2022	December 31, 2021

	(in thousands)
	£	£
Cash and cash equivalents	50,752	60,264

Cash and cash equivalents comprise cash at banks with deposit maturity terms of three months or less. Cash at banks earns interest at fixed or variable rates based on the terms agreed for each account.

8. Share-based payments

The Company has six share-based payment plans for employees, directors and consultants. The share options granted will be settled in equity. If the Company determines, and at its discretion, an arrangement may be made under the 2020 Long-Term Incentive Plan to substitute the right to acquire shares with a cash alternative of equivalent value. Options granted under each of the six plans have a maximum life of 10 years.

As detailed in the table below, during the nine months ended September 30, 2022, 1,497,013 share options were granted under the 2020 Long-Term Incentive Plan (nine months ended September 30, 2021: 4,164,913 share options granted). Options granted under this plan will vest if the option holder remains under respective contract of employment or contract of service for the agreed vesting period. The share options granted in the period will vest over a period of up to four years.

The fair values of options granted were determined using the Black-Scholes model that takes into account factors specific to the share incentive plan such as the assumption that the options are exercised at a point in time of up to two years after vesting. This has been incorporated into the measurement by means of actuarial modelling. As NuCana plc was unlisted until October 2, 2017, it is not possible to derive historical volatility from the Company’s ADSs prior to October 2017. For options with an estimated life of greater than four years, the underlying expected volatility was determined by using the average of the historical volatility of similar listed entities as a proxy. Options granted with an estimated life of four years or less, have been valued using the Company’s own historical volatility rates.

	Options granted on
	March 9, 2022	March 9, 2022	July 12, 2022	July 12, 2022
Vesting dates	March 9, 2023	March 9, 2023	July 12, 2023	July 12, 2023
	March 9, 2024	March 9, 2024	July 12, 2024	July 12, 2024
	March 9, 2025	March 9, 2025	July 12, 2025	July 12, 2025
	March 9, 2026	March 9, 2026	July 12, 2026	July 12, 2026
Volatility	89.32%	95.70%	94.05%	103.18%
Dividend yield	0%	0%	0%	0%
Risk-free investment rate	1.36%	1.37%	1.76%	1.79%
Fair value of option at grant date	£0.37	£0.53	£0.64	£0.64
Fair value of share at grant date	£0.56	£0.56	£0.67	£0.67
Exercise price at date of grant	£0.56	£0.04	£0.04	£0.04
Lapse date	March 9, 2032	March 9, 2032	July 12, 2032	—
Expected option life (years)	4.5	3.5	3.5	2.5
Number of options granted	1,020,925	95,000	275,725	105,363

For the three months ended September 30, 2022, the Company recognized £1.2 million of share-based payment expense in the statement of operations (three months ended September 30, 2021: £1.3 million). For the nine months ended September 30, 2022, the Company recognized £3.9 million of share-based payment expense in the statement of operations (nine months ended September 30, 2021: £4.9 million).

9. Share capital and share premium

	September 30, 2022	December 31, 2021

	(in thousands)
	£	£
Share capital	2,088	2,087
Share premium	141,050	141,050

	143,138	143,137

	September 30, 2022	December 31, 2021

	Number (in thousands)
Issued share capital comprises:
Ordinary shares of £0.04 each	52,196	52,180

	Number of shares	Share capital	Share premium

	(in thousands)
Fully paid shares:		£	£
Balance at December 31, 2021	52,180	2,087	141,050
Issue of shares on exercise of options	16	1	—

Balance at September 30, 2022	52,196	2,088	141,050

10. Contingent assets and liabilities

As referenced in Note 6, during 2021 the Company provided a security of €3.0 million to cover the legal costs of Gilead Sciences Ireland UC and Gilead Sciences GmbH in the event that the Company is unsuccessful in the final outcome of the patent infringement litigation in Germany. Any cost reimbursement by the Company to the defendants is dependent on a range of potential outcomes, and the timing of those outcomes, with respect to the litigation, which are currently indeterminable. Therefore, no provision has been recognized with respect to these legal costs as the Company does not consider it probable that the litigation will be unsuccessful.

In July 2022, following a comprehensive hearing in May 2022, RC Dusseldorf issued a first instance judgment that the two Gilead entities infringe our composition of matter claims in EP 2955190 through their sales of Sovaldi, Harvoni, Vosevi and Epclusa in Germany. Following this judgment, Gilead is obliged to bear the costs of these proceedings, including approximately €0.9 million (£0.8 million) of costs incurred to date by NuCana in relation to the patent infringement litigation in Germany. The precise amount is to be fixed by the RC Dusseldorf and Gilead has appealed the judgment. Therefore, no asset has been recognized, as any such cost reimbursement by Gilead to the Company is dependent on the final outcome of the proceedings and other factors, the timing and certainty of which are currently indeterminable.

If the Company is successful in the ongoing revocation claim and infringement counterclaim against Gilead Sciences, Inc. and Gilead Sciences Limited in the U.K., it will be entitled to recover a portion of its legal costs from the two Gilead entities. Conversely, if the Company is unsuccessful, the two Gilead entities would be entitled to recover a portion of their legal costs from the Company. No asset or liability has been recognized with respect to these potential cost recoveries, as they are dependent on the outcome of the proceedings and other factors, the timing and certainty of which are currently indeterminable.